UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SMBC Nikko Securities America, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

277 Park Avenue
(No. and Street)

New York	**New York**	**10172**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryo Suzuki, President **(212) 224-5004**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

345 Park Avenue	**New York**	**New York**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ **Certified Public Accountant**
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

KW 4/4/12

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Ryo Suzuki**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SMBC Nikko Securities America, Inc.** , as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

POLYMNIA MAKRILLOU
Notary Public, State of New York
No. 01MA6136212
Qualified in Kings County
Commission Expires March 18, 20 14



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
SMBC Nikko Securities America, Inc.:

We have audited the accompanying statement of financial condition of SMBC Nikko Securities America, Inc., (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SMBC Nikko Securities America, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 28, 2012

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	1,523,057
Securities purchased under agreements to resell		90,000,200
Securities owned, at fair value		15,002,120
Receivable from brokers, dealers and clearing organization		1,978,126
Receivable from customers		17,646,811
Deferred tax assets		481,330
Other assets		1,395,139
Total assets	$	128,026,783
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	6,704,811
Total liabilities		6,704,811
Commitments and contingencies		
Subordinated liabilities		25,000,000
Stockholders' equity:		
Common stock:		
Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 5 shares		—
Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 995 shares		100
Class C, $0.10 par value. Authorized 1,000 shares; issued and and outstanding 111 shares		11
Additional paid-in capital		48,812,217
Retained earnings		47,509,644
Total stockholders' equity		96,321,972
Total liabilities and stockholders' equity	$	128,026,783

See accompanying notes to financial statements.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Income

Year ended December 31, 2011

Revenues:	
Underwriting referral income	$ 13,023,402
Facility income	9,206,623
Fee income	7,019,529
Investment advisory income	5,041,323
Trading income, net	841,199
Management fee income	828,796
Commission income	723,358
M&A advisory income	392,375
Interest income	218,550
Total revenues	37,295,155
Expenses:	
Compensation and benefits	10,951,391
Investment advisory expense	4,529,329
Management fee expense	4,133,553
Communication and data service	1,904,046
Professional fees	846,490
Occupancy	655,451
Hardware and maintenance	551,612
Interest expense	378,760
Commission and clearance	253,089
Other expenses	2,635,609
Total expenses	26,839,330
Income before income tax expense	10,455,825
Provision for income taxes	4,761,707
Net income	$ 5,694,118

See accompanying notes to financial statements.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2011

	Common stock	Additional paid-in capital	Retained earnings	Total stockholders' equity
Balance at December 31, 2010	$ 111	48,812,217	41,815,526	90,627,854
Net income	—	—	5,694,118	5,694,118
Balance at December 31, 2011	$ 111	48,812,217	47,509,644	96,321,972

See accompanying notes to financial statements.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

Year ended December 31, 2011

Balance at December 31, 2010	$	25,000,000
Additions		—
Repayments		—
Balance at December 31, 2011	$	25,000,000

See accompanying notes to financial statements.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	5,694,118
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax benefit		(147,540)
(Increase) decrease in operating assets:		
Securities purchased under agreements to resell		108,345,510
Securities owned, at fair value		(275)
Receivable from brokers, dealers and clearing organization		(550,781)
Receivable from customers		(1,921,638)
Other assets		(489,725)
Increase (decrease) in operating liabilities:		
Securities sold under agreements to repurchase		(118,344,710)
Payable to brokers, dealers, and clearing organization		(479,844)
Accounts payable, accrued expenses, and other liabilities		3,311,669
Net cash used in operating activities		(4,583,216)
Net decrease in cash and cash equivalents		(4,583,216)
Cash and cash equivalents at beginning of year		6,106,273
Cash and cash equivalents at end of year	$	1,523,057
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	5,399,024
Interest		314,482

See accompanying notes to financial statements.

(1) Organization

SMBC Nikko Securities America, Inc. (the Company or SMBC SI), an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation (SMBC), is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA), and is also registered with the Municipal Securities Rulemaking Board. The Company was incorporated on August 8, 1990 and commenced operations in December 1991. The Company is exempt from the Securities and Exchange Commission (SEC) Rule 15c3-3 pursuant to provision (k)(2)(i) and (ii) of such rule. SMBC, the parent, owns 80% of the Class A common stock and 100% of the Class B common stock, SMBC Financial Services, Inc., a wholly owned subsidiary of SMBC, owns 20% of the Class A common stock and SMBC Nikko Securities, Inc. owns 100% of the Class C common stocks. SMBC Nikko Securities Inc. is a wholly owned subsidiary of SMBC.

The Company engages in trading of U.S. government and agency securities, enters into repurchase and reverse repurchase agreements, provides services to assist in the sale of securities underwritten by other entities, and provides advisory services. The Company also acts as an originator, placement, and facility agent in connection with the origination and servicing of asset-backed transactions.

During 2011, the Company launched new business lines including brokerage services for certain debt and equity products, distribution of globally branded research reports, and merger and acquisition advisory services. The primary targets for these services are sophisticated institutional investors such as asset management companies, investment trusts, hedge funds, and trust banks. All new business lines have received proper approval from FINRA and were not deemed to be a material change in business.

(2) Significant Accounting Policies

(a) Basis of Accounting

The Company's financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

(b) Recently Issued Accounting Standards

In July 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) No. 2010-20, *Receivable (Topic 310): Disclosures about Credit Quality of Financing Receivables and Allowance for Credit Losses*. The ASU requires a greater level of disaggregated information about the allowance for credit losses and the credit quality of financing receivables. The period-end balance disclosure requirements for loans and the allowance for loans losses will be effective for reporting periods ending on or after December 15, 2011, while disclosures

for activity during a reporting period that occurs in the loan and allowance for loan losses accounts will be effective for reporting periods beginning on or after December 15, 2011.

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, to improve IFRS and U.S. GAAP convergence over fair value disclosure requirements. It also reflects FASB's consideration of the different characteristics of public and nonpublic entities and the needs of users of their financial statements. Nonpublic entities will be exempt from a number of the new disclosure requirements. The amendments in ASU No. 2011-04 change the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include clarifications about the board's intent of the application of existing fair value measurement and disclosure requirements and changes to particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments in ASU No. 2011-04 must be applied prospectively. The amendments are effective for annual periods beginning after December 15, 2011.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents include demand deposits held in banks and overnight federal funds sold, and were $1,523,057 at December 31, 2011.

(d) Repurchase Agreements

A reverse repurchase agreement (also known as a reverse repo) refers to a transaction that is accounted for as a collateralized lending in which a buyer-lender buys securities with an agreement to resell them to the seller-borrower at a stated price plus interest at a specified date or in specified circumstances. The receivable under a reverse repurchase agreement refers to the amount due from the seller-borrower for the repurchase of the securities from the buyer-lender.

A repurchase agreement (repo) refers to a transaction that is accounted for as a collateralized borrowing in which a seller-borrower of securities sells those securities to a buyer-lender with an agreement to repurchase them at a stated price plus interest at a specified date or in specified circumstances. The payable under a repurchase agreement refers to the amount of the seller-borrower's obligation recognized for the future repurchase of the securities from the buyer-lender.

The market value of collateral accepted or pledged by the Company under reverse repurchase agreements and repurchase agreements was $89,763,614 and $0 at December 31, 2011, substantially all of which has been resold or repledged. Collateral received from counterparties is valued daily, and should the market value of the securities received decline below the principal amount loaned plus, accrued interest; additional collateral is requested when appropriate.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation on furniture and equipment is provided on a straight line basis over the assets' estimated useful lives, ranging from three to five years. Amortization on leasehold improvements is provided on a straight line basis over the lesser of the terms of the related leases or useful lives of the improvements. As of December 31, 2011, all of the Company's furniture, equipment, and leasehold improvements have been fully depreciated.

(f) Income Taxes

The Company provides for all income taxes in accordance with the asset-and-liability method of accounting required under FASB Accounting Standards Codification (ASC) Topic 740 *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the Company are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are carried at fair value, with unrealized gains and losses reflected in the accompanying statement of income. Interest income and expense are recorded on an accrual basis.

At December 31, 2011, securities owned consist primarily of one U.S. Treasury bill, which is pledged to a clearing organization as collateral.

(h) Underwriting Referral Income

The Company earns underwriting referral income by providing services to assist in the sale of securities, which are underwritten by affiliated and unaffiliated entities. Income is accrued when services for the transactions are substantially completed under the terms of the agreement, net of estimated expenses associated with the transaction. Such fees are stated as a percentage of the total underwriting fee net of related expenses.

(i) Facility Income

The Company earns facility income by providing services as an originator, placement, and facility agent to an affiliated entity in connection with the origination and servicing of asset-backed transactions. Income is accrued when services for the transactions are substantially completed under the terms of the agreement, net of estimated expenses associated with the transaction.

(j) Fee Income

The Company earns fee income from participation in bond issues as a syndicate, origination agency services, and brokerage fees from swap transactions provided to affiliated and unaffiliated entities. Income is accrued when services for transactions are substantially complete under the terms of the agreement.

(k) Investment Advisory Income

The Company earns investment advisory income for services rendered as the investment advisor of affiliated and unaffiliated entities. For such services, the Company receives a fee based on the net assets of the portfolios.

(l) Trading Income, Net

The Company earns trading income from buying and selling securities for its own account. The related profit or loss is measured by the difference between the acquisition cost and the selling price or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

(m) Commission Income

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(n) Merger and Acquisition Advisory Income

The Company earns merger and acquisition advisory income by providing buy/sell side advisory services to clients in the acquiring/divesting assets or stakes, the raising of equity or introduction of an equity partner, or to facilitate a transaction or some other strategic objective. Fees for these services are accrued when the services for the transactions are substantively completed.

(3) Financial Instruments

The Company follows ASC 820, *Fair Value Measurements and Disclosures* (ASC 820), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements. ASC 820, among other things, requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

As of December 31, 2011, the Company's financial instruments consist of securities purchased under agreements to resell and securities owned. Securities purchased under agreements to resell are treated as secured borrowings and are carried at amounts at which the securities will be subsequently resold plus accrued interest. This amount approximates fair value. Securities owned are carried at fair value.

(Continued)

In determining fair value, the Company uses the market approach. Based on this approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. In accordance with ASC 820, when considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices. This category also includes financial instruments that are valued using alternative approaches but for which the Company typically receives independent external valuation information including U.S. Treasuries. As of December 31, 2011, the Company has one U.S. Treasury Security, which it classifies as Level 1 with a fair value of $14,999,653.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. As of December 31, 2011, the Company has no assets or liabilities carried at fair value that it classifies as Level 2.

Level 3 includes financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. As of December 31, 2011, the Company has no assets or liabilities carried at fair value that it classifies as Level 3.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are subject to ASC 820. Based on the Company's analysis, the securities owned are based on independent external valuation information and are classified as Level 1.

 (Continued)

(4) Related-Party Transactions

In the normal course of business the Company engages in transactions with SMBC and affiliated companies including SMBC New York, SMBC Nikko Securities Inc., SMBC Capital Markets, Inc. (SMBC-CM), SFVI Limited, Manhattan Asset Funding Company LLC, and SMBC Nikko Capital Markets Limited (SMBC-LTD). The nature of these relationships and a description of the transactions are disclosed below and throughout the notes.

The related-party transactions include but are not limited to trade execution, underwriting referral services, and advisory services. The following amounts related to transactions with SMBC and affiliated companies are included in the accompanying financial statements:

Statement of financial condition:		
Cash and cash equivalents	$	389,374
Receivable from customers		17,099,869
Accounts payable, accrued expenses, and other liabilities		4,701,911
Subordinated liabilities		25,000,000
Statement of income:		
Revenues:		
Underwriting referral income	$	12,670,506
Facility income		9,206,623
Fee income		2,466,083
Investment advisory income		309,911
Trading income, net		342,475
Management fee income		828,796
Commission income		210,716
M&A advisory income		259,275
Interest income		94,223
Expenses:		
Investment advisory expense		162,713
Management fee expense		4,133,553
Interest expense		230,111
Commission and clearance		21,140
Other expenses		1,389,302

Management fee expense of $4,133,553 for the year ended December 31, 2011 is paid to SMBC-CM and SMBC New York pursuant to reimbursement agreements between the Company and the affiliated companies. Management fee income of $828,796 for the year ended December 31, 2011 is received from SMBC-LTD pursuant to a reimbursement agreement between the Company and SMBC-LTD.

(Continued)

(5) Subordinated Liabilities

The Company has a $25,000,000 subordinated loan agreement with SMBC. The loan matures on February 28, 2013, and bears interest at the three-month London Interbank Offered Rate (LIBOR) plus 60 basis points. The subordinated loan has been approved as regulatory capital by the FINRA and constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule 15c3-l (Rule 15c3-l), and may be repaid only if, after giving effect to such repayment, the Company meets the specified requirements of the SEC.

(6) Commitments and Contingencies

At December 31, 2011, the Company had an uncommitted line of credit from SMBC for $50 million. No amounts were drawn under this facility as of December 31, 2011.

The Company occupies office space under a noncancelable sublease with SMBC, which expires on June 30, 2021. The rent payable by the Company under the sublease will be equal to its allocable share of the annual rent payable by SMBC under its prime lease.

Future minimum rentals under the sublease are estimated as follows:

2012	$	257,649
2013		265,378
2014		273,340
2015		281,540
2016		289,986
2017 and thereafter		1,415,192
	$	2,783,085

In 2010, the Company expanded its office space by taking over a lease from SMBC Nikko Securities Inc., which expires on December 31, 2014.

Future minimum rentals under the assigned lease are estimated as follows:

2012	$	265,809
2013		268,938
2014		272,067
	$	806,814

The Company is involved in litigation arising in the normal course of business from time to time. It is management's opinion that there are no matters pending, which are probable of having a material adverse effect on the financial condition of the Company.

(Continued)

(7) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company executes, settles, and finances proprietary securities transactions. These activities expose the Company to off-balance-sheet risk arising from the possibility that the counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties.

The Company provides trading, financing, and related services to a diverse group of domestic counterparties, including corporations and institutional investors. In connection with these activities, the Company enters into collateralized reverse repurchase and repurchase agreements that may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis, and by requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

(8) Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. Effective January 1, 2000, the Company elected the alternative method for calculating net capital. This requires the Company to maintain minimum net capital of the greater of $250,000, or 2%, of aggregate debit items arising from customer transactions, as defined. As of December 31, 2011, the Company's net capital was $101,682,366, which exceeded the required minimum by $101,432,366.

(9) Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740. FASB ASC 740 requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets primarily relates to tax basis differences on depreciation. FASB ASC 740, which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2011, the Company has no unrecognized tax benefits and has accrued no interest or penalties with respect to any tax positions taken. If interest and penalties were to be required to be accrued in the future, it is Company policy that such amounts would be a component of the provision for income taxes.

(Continued)

The components of income tax expense for the year ended December 31, 2011 are as follows:

Current taxes:		
Federal	$	3,108,842
State and local		1,800,405
		4,909,247
Deferred tax expense:		
Federal		(93,432)
State and local		(54,108)
		(147,540)
Total income taxes	$	4,761,707

A reconciliation of the statutory U.S. federal income tax rate of 35.0% to the Company's effective income tax rate is set forth below:

U.S. federal income tax rate	35.00%
Increase in taxes related to:	
State and local taxes	10.54%
Effective tax rate	45.54%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets as of December 31, 2011 are as follows:

Depreciation	$	481,330
Deferred tax assets	$	481,330

Although realization is not assured for the above deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings.

The Company is no longer subject to U.S. federal, state, and local tax audits for tax years prior to 2008 and is not currently undergoing any such audits.

(Continued)

(10) Employee Benefit Plans

The Company participates in a defined benefit noncontributory retirement plan and a defined contribution 401(k) plan sponsored by its parent, SMBC. The plans cover all eligible local employees. Retirement plan costs are allocated to the Company based on actuarial computations. No separate determination has been made of the actuarial present value of accumulated benefits and the retirement plan's assets as they relate to the employees of the Company. Participants in the 401(k) plan may contribute amounts up to 15% of their eligible compensation, subject to certain limitations. The Company will match 401(k) contributions in an amount equal to the lesser of 100% of the first 3% contributed by the participant or 3% of total eligible compensation. During 2011, the Company contributed $288,929 to the plans, which is included in compensation and benefits on the statement of income.

(11) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2011 consist of the following:

		Receivable	Payable
Receivable from and payable to brokers and dealers	$	7,907,683	5,929,557
Total	$	7,907,683	5,929,557

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2011

Net capital:		
Total stockholders' equity	$	96,321,972
Allowable subordinated liabilities		25,000,000
Total		121,321,972
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivables from customers		16,666,526
Deferred tax assets		481,330
Other assets		2,489,283
Haircuts on securities		2,467
Net capital		101,682,366
Computation of alternative net capital requirement:		
Net capital requirement		250,000
Excess net capital	$	101,432,366
Net capital in excess of 120% of minimum net capital requirements	$	101,382,366

There are no material differences between the computation of net capital presented above and the corresponding schedule included in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2011 and filed on February 28, 2012.

See accompanying report of independent registered public accounting firm.

Schedule II

SMBC NIKKO SECURITIES AMERICA, INC.
(An Indirect Wholly Owned Subsidiary of
Sumitomo Mitsui Banking Corporation)

Computation for Determining the Reserve Requirements for
Brokers and Dealers Under Rule 15c3-3

December 31, 2011

The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (ii).

Note: In the opinion of management, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2011.

See accompanying report of independent registered public accounting firm.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
SMBC Nikko Securities America, Inc.:

In planning and performing our audit of the financial statements of SMBC Nikko Securities America, Inc. (the Company) (an indirect wholly owned subsidiary of Sumitomo Mitsui Banking Corporation), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012